EXHIBIT 99.1

NewsRelease

TC Energy declares quarterly dividends

CALGARY, Alberta – July 28, 2022 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced that its Board of Directors (Board) declared a quarterly dividend of $0.90 per common share for the quarter ending Sep. 30, 2022, on the Company’s outstanding common shares. The common share dividend is payable on Oct. 31, 2022 to shareholders of record at the close of business on Sep. 30, 2022.

The Board also declared quarterly dividends on the outstanding Cumulative First Preferred Shares as follows:

For the period up to but excluding Sep. 29, 2022, payable on Sep. 29, 2022, to shareholders of record at the close of business on Aug. 31, 2022:
oSeries 1 (TRP.PR.A) - $0.2174375 per share
oSeries 2 (TRP.PR.F) - $0.2117308 per share
oSeries 3 (TRP.PR.B) - $0.105875 per share
oSeries 4 (TRP.PR.H) - $0.1718404 per share

For the period up to but excluding Oct. 30, 2022, payable on Oct. 31, 2022, to shareholders of record at the close of business on Sep. 30, 2022:
oSeries 5 (TRP.PR.C) - $0.1218125 per share
oSeries 6 (TRP.PR.I) – $0.2296849 per share
oSeries 7 (TRP.PR.D) - $0.243938 per share
oSeries 9 (TRP.PR.E) - $0.235125 per share

For the period up to but excluding Aug. 31, 2022, payable on Aug. 31, 2022, to shareholders of record at the close of business on Aug. 15, 2022:
oSeries 11 (TRP.PR.G) - $0.2094375 per share

These dividends are designated by TC Energy to be eligible dividends for purposes of the Income Tax Act (Canada) and any similar provincial or territorial legislation. An enhanced dividend tax credit applies to eligible dividends paid to Canadian residents.

Commencing with the dividends declared today, the Board also approved the issuance of common shares from treasury at a two per cent discount under TC Energy’s Dividend Reinvestment Plan (DRP). Under the DRP, investors holding TC Energy common or preferred shares can receive common shares instead of cash dividend payments. For further details, including how to enroll in the program, please refer to https://www.tcenergy.com/investors/dividends/.

About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in the communities where we live and work to strengthen community resilience and build a stronger future, together.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jaimie Harding / Suzanne Wilton
media@tcenergy.com
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
Gavin Wylie / Hunter Mau
investor_relations@tcenergy.com
403-920-7911 or 800-361-6522